

December 10, 2010

Mr. Bradley J. Holiday
 Chief Financial Officer
CALLAWAY GOLF COMPANY
2180 Rutherford Road
Carlsbad, California 92008

> **Re:** **Callaway Golf Company**
> **Supplemental response letter dated November 23, 2010 regarding the**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File No. 1-10962**
>
> **and**
>
> **Definitive 14A**
> **Filed April 1, 2010**
> **File No. 1-10962**

Dear Holiday:

We have reviewed your supplemental response letter to us filed on November 23, 2010 in response to our letter of comment dated November 2, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K (Fiscal Year Ended December 31, 2009)

Note 4. Investments, page F-15

Investment in Golf Entertainment International Limited Company

1.   We have reviewed your response to our prior comments 1, 2 and 3. In future filings, beginning with your December 31, 2010 Annual Report on Form 10-K, please expand the disclosure to indicate you have reached your maximum funding commitments under the certain loan agreements with GEI and that you have no remaining funding commitments under these loans. Please also disclose the dates the loans originated and clarify your

disclosure that amounts loaned to GEI may be used for any corporate purpose, including capital projects as well as operational needs.

2. Further, please disclose that GEI has not repaid any amounts under the loans, but you fully expect to receive value for the accrued interest in the form of cash or additional equity upon conversion of the loans. Also disclose the reasons why you believe the amount of the loans (along with your preferred stock investment of $10 million) are not impaired at the balance sheet date.

3. Finally, please add a table to Note 4 to summarize the principal, accrued interest and fees, and payments received under your loan agreements with GEI for all periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan, Staff Attorney at (202) 551-3601or me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief